EXHIBIT 1

Land and Buildings Issues New Investor Presentation Highlighting Urgent Need for Change at MGM Resorts

- Land and Buildings Believes That MGM Suffers From a Broken Governance Culture For a Host of Reasons Including a Lack of Holding Management Accountable for $4.5 Billion of Impairments Since 2009 –

- Land and Buildings Has Outlined Several Value Creation Suggestions to Close the Persistent Valuation Discount the Company Has Traded At Relative to Operational Peers –

- Land and Buildings’ Estimated MGM Net Asset Value is $30-$33 Following Independent Review by Houlihan Lokey, Highlighting Significant Upside From Current Stock Price –

- Land and Buildings’ New Presentation is Available at Newly-Launched Website www.RestoreMGM.com –

- Land and Buildings Will Host a Conference Call at 4:00PM EST Today –

- Vote for Land and Buildings’ Four Highly-Qualified Board Nominees on the GOLD Proxy Card Today –

Stamford, CT— (April 30, 2015) – Today Land and Buildings Investment Management, LLC (“Land and Buildings”) issued an investor presentation providing a detailed analysis supporting what it views as the urgent need for change at MGM Resorts International (NYSE:MGM) (“MGM” or the “Company”), and why shareholders should elect Matthew Hart, Richard Kincaid, Jonathan Litt and Marc Weisman to the Company’s Board. The presentation is available at www.RestoreMGM.com and www.landandbuildings.com.

“When we initially brought our ideas to MGM, we genuinely hoped to avoid a public campaign and work constructively with the Board. Unfortunately this was not a path they were willing to take, and now that we find ourselves in a contested situation, we’re actually pleased to have this opportunity to put a spotlight on the Company,” said Jonathan Litt, Founder/CIO of Land and Buildings. “The long-term performance of the Company relative to its peers has been unacceptable, in our view, and as we have done our due diligence we have uncovered what we believe are serious concerns about MGM’s current boardroom culture. In our view, MGM is in need of a wakeup call, which we believe can benefit all shareholders.”

The presentation highlights why Land and Buildings believes there is an urgent need for change, as the MGM Board has failed to address the issues that have plagued the Company’s performance for years:

•	Substantial stock underperformance: MGM’s total shareholder return has lagged its peers by 433% since Jim Murren became CEO on December 1, 2008, and has lagged over the trailing 1-, 3- and 5-year periods[1].
•	Overleveraged balance sheet: MGM’s balance sheet management is déjà vu from the last economic cycle: free cash flow is going negative once again.
•	Lack of capital allocation discipline: The Company is embarking on $5 billion of development today, with parallels to the last cycle when the $9 billion CityCenter development resulted in impairments of over 50% of MGM’s investment. Since 2009, MGM has written down $4.5 billion, or over one-third of the equity market capitalization of the Company, including $2 billion of write downs unrelated to CityCenter.
•	Sub-optimal operations: MGM’s EBITDA margins are substantially below its operational peers[2] and the company has been inconsistent in converting revenues into EBITDA.
•	Lack of accountability: MGM has a history of very poor capital allocation decisions in our view, has been a consistent underperformer and persistently trades at a depressed valuation – and yet we see no evidence that the Board has held management accountable.
•	Poor compensation practices: The Company has a history of poor compensation practices and its current bonus structure for executives is not fully aligned with shareholder interests. Proxy advisory firm Glass Lewis gave MGM a “D” in pay-for-performance over the last three years and in 2014 noted that “shareholders should be deeply concerned with the compensation committee’s sustained failure.”[3]

Land and Buildings has outlined several value creating recommendations to unlock the intrinsic value at MGM:

•	Evaluate a REIT: REITs have proven to be an effective corporate structure to create sustained shareholder value in a variety of types of real estate and should be seriously evaluated, in our view.
•	Divest non-core assets: MGM should sell non-core assets, such as Circus Circus or MGM Grand Detroit, given the Company trades at a discount to net asset value, in order to reduce debt and focus efforts on driving shareholder value at the marquee assets, such as Bellagio.
•	Deleverage balance sheet: MGM has, in our view, seemingly not learned from its past mistakes and continues to have an overleveraged balance sheet, while embarking on an aggressive debt-financed $5 billion development pipeline rather than paying down debt.
•	Margin Improvement: Expense reduction should be a priority and the Board and Management need to take an honest inquiry of the Company’s operations given how EBITDA margin expansion can dramatically improve MGM’s stock price.
•	Modernization of the CEO’s Incentive Compensation: Currently, MGM’s CEO’s annual incentive compensation is largely determined by achieving EBITDA targets, which we believe could create incentives for the management team to embark on ambitious developments at the expense of destroying shareholder value.

We are also concerned about what we view as recent breaches of appropriate corporate governance:

A recent Wall Street Journal article4 questions the coincidence of Roland Hernandez being the only link between the MGM and Vail Resorts boards at the time that one of the Land and Buildings nominees was given an ultimatum to withdraw as an MGM nominee or resign from the Vail board. While it is unclear what the exact circumstances were concerning the involvement of Mr. Hernandez, who serves as the lead independent director of both MGM and Vail, when Richard Kincaid was pressured to resign from the Vail Board, one thing appears clear to us: there are too many troubling questions surrounding the actions of the Vail board, led by Mr. Hernandez as lead independent director.

Land and Buildings updates its analysis to a range of $30-$33 per share net asset value

In consultation with Houlihan Lokey, Land and Buildings has updated its net asset value analysis for MGM to a range of $30-$33, from $33 per share previously, reflecting upside of 36% to 52% from the current share price5. The updated estimate reflects a reduced size of the proposed MGM China special dividend, possible taxes on such dividend and other asset sales, more conservative EBITDA multiples and an assumed higher rent coverage on the REIT.

Land and Buildings to hold conference call on MGM Resorts Thursday April 30, 2015 at 4:00PM EST

Land and Buildings will hold a conference call on Thursday April 30, 2015 at 4:00PM EST to discuss why it believes there is an urgent need for change at MGM Resorts International. Information for accessing the call is as follows:

PARTICIPANT ACCESS INFORMATION

Domestic: 800 761 5415

International: +1 212 231 2931

About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212-750-5833

Media Contact:
Elliot Sloane / Dan Zacchei

Sloane & Company

212-486-9500

Esloane@sloanepr.com or

Dzacchei@sloanepr.com

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON APRIL 16, 2015 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE

STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.

1 All references to MGM total shareholder returns are through March 16, 2015 unaffected closing price. Peer set for total shareholder returns consists of both gaming and lodging companies. Gaming companies include publicly traded casino companies in the U.S. excluding Caesars which was excluded for a number of reasons including filing for bankruptcy earlier in 2015. Lodging companies include Hilton, Hyatt Hotels Corporation, Marriott, and Starwood Hotels & Resorts Worldwide, Inc., each of which has businesses that focus on higher chain-scale and vacation destinations, which we believe is similar to MGM’s real estate assets.

2 Defined as Las Vegas Sands and Wynn Resorts.

3 As noted in Glass Lewis’ 2014 Proxy Paper report.

4 “Activist Investors Ramp Up, and Boardroom Rifts Ensue”, Wall Street Journal, April 16, 2015.

5 MGM share price as of April 24, 2015.